EXHIBIT 99.1

Intermap Reports First Quarter 2026 Results

Recurring subscription and data revenue exceeds 80% of total revenue

Operations near break-even excluding timing and financing related items

Enterprise adoption of data-as-a-service platform expands globally, driven by Agentic AI Risk Assistant

Government pipeline remains active, funded and positioned for conversion

Company affirms guidance of $30-35 million in revenue with a 28% EBITDA margin

DENVER, May 13, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today reported its financial results for the first quarter ended March 31, 2026.

Intermap continued to scale its recurring subscription and data revenue in the first quarter, which represented more than 80% of total revenue. The quarter highlights growing enterprise adoption of Intermap’s proprietary data and AI-enabled as-a-service models, led by its agentic AI Risk Assistant. Adoption of the AI-enabled Risk Assistant continues to grow, supporting underwriting and risk management across global markets.

Total revenue for the first quarter was $1.4 million. The absence of revenue from large government programs reflects the timing of procurement and contracting cycles rather than changes in demand or any procurement decisions. Recurring subscription and data revenue was driven by continued growth in data consumption by insurance and enterprise customers, supported by growing adoption of Intermap’s value-added analytics platforms.

The Company’s pipeline of large government opportunities, including Indonesia and U.S. federal opportunities, is expected to convert into revenue as procurement and contracting processes advance.

For the first quarter, operating results were affected by the repurchase of dilutive securities, foreign currency and deferred revenue effects. Excluding these items, the Company operated near break-even during the quarter.

The Company continued to invest in personnel, infrastructure and deployment readiness in support of its tendering commitments under international programs, including Indonesia’s World Bank funded program. Intermap ended the quarter with cash of approximately $18.8 million and working capital of approximately $16.3 million.

“In the first quarter, we continued to scale our recurring subscription and data business while advancing our government pipeline,” said Patrick A. Blott, Chairman and CEO. “We continue to maintain readiness for large international deployments, while expanding a funded government pipeline and enterprise adoption of our AI-enabled, data-as-a-service analytics.”

On the commercial side, the Company continues to invest in infrastructure, data processing capacity and security enhancements to support scalable delivery and execution of its platform.

Intermap remains focused on converting large government opportunities into awarded and recognized revenue, supported by long-term government priorities, including national security and data sovereignty, which underpin sustained demand.

2026 Guidance Reiterated
Intermap reaffirms its previously announced 2026 guidance of $30-35 million in revenue and a 28% EBITDA margin. While the timing of government awards and revenue recognition can vary, management believes the underlying demand environment remains strong. Growth in recurring insurance analytics revenue, combined with the conversion of government programs, supports the Company’s long-term strategy.

Quarterly Filings
The Company’s consolidated financial statements for the quarter ended March 31, 2026, together with management’s discussion and analysis, will be filed on SEDAR+ and EDGAR.

Conference Call Details
Intermap’s Chairman and CEO Patrick A. Blott and CFO Jennifer Bakken will host a live webinar on Wednesday, May 13, 2026 at 5:00 pm ET to review results and provide an update.

DATE                May 13, 2026

TIME                 5:00 pm ET

WEBCAST        Register

A replay and supporting materials will be available on the Company’s investor relations website.

Intermap Reader Advisory
Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast", “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies
Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266